September 23, 2022

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Re:	Atlis Motor Vehicles Inc. Withdrawal of Qualification Request - Offering Statement on Form 1-A (File No. 024-11714)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 21, 2022, in which we requested the qualification of the above-referenced Offering Statement for Friday, September 23, 2022, at 4:00 p.m. Eastern Time. We are no longer requesting that such Offering Statement be declared qualified at this time and we hereby formally withdraw our request for acceleration of the qualification date.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc: Mark Hanchett, Chief Executive Officer, Atlis Motor Vehicles, Inc.